Exhibit 99.1

Strong Full FY24 results for Mytheresa driven by +14% Net Sales growth in H2 compared to last year and continued profitability with 4% Adj. EBITDA margin in H2 FY24

•	Double-digit Net Sales Growth in H2 of FY24 with +14% and +10% for Q4 FY24 compared to prior year periods
•	Continued US Market Growth with +25% in full FY24 and Net Sales share of the US further expanding to 20%
•	Exceptional Customer Economics through strong increase in average GMV per Top Customers by +4.6% as well as continued growth of Top Customer base with +3.4% in Q4 FY24
•	Significantly Increased Profitability levels in H2 of FY24 with adjusted EBITDA margin of 4.3% vs. 1.7% in H1 of FY24 and vs. 2.3% in H2 of FY23
•	Strong Customer Satisfaction with industry-leading Net Promoter Score of 83.0% in Q4 of FY24
•	Strong Increase of Average Order Value (AOV) to a new record of €703 in full FY24

MUNICH, Germany (September 12, 2024) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”) today announced financial results for its fourth quarter and full fiscal year 2024 ended June 30, 2024. The luxury multi-brand digital platform reported strong financial performance for the fourth quarter, driving significant improvement in the second-half year, delivering double-digit revenue growth and almost doubling of adjusted profitability despite ongoing uncertainties in the macro environment.

Mytheresa fourth quarter highlights include accelerated strong profitability on adjusted EBITDA compared to previous year, continued US market growth, a record high AOV, excellent customer satisfaction scores and highly impactful Top Customer events around the globe.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are very pleased with our performance in the fourth quarter as it drove the continued very positive momentum for Mytheresa in H2 of fiscal year 2024 with double-digit growth and almost doubling of profitability compared to prior year. We are very pleased with our full fiscal year 2024 results.”

Kliger continued, “With our record AOV, high customer satisfaction scores, strong growth in our Top Customer revenues and many extraordinary Top Customer activations together with brands we have strongly reaffirmed our position as the best high-end luxury digital platform. Mytheresa builds a community for luxury enthusiasts. We create desirability through digital and physical experiences.”

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER AND H2 FY24 ENDED JUNE 30, 2024

•	Net Sales increase of 13.8% in H2 and 9.7% in Q4 of FY 24 compared to prior year periods
•	GMV growth of 11.4% in H2 and 7.8% in Q4 of FY24 compared to prior year periods
•	Gross Profit margin of 47.4% in Q4 with further improved slippage of only 150bps compared to Q4 of FY23
•	Significant increase in profitability in H2 of FY24 with adjusted EBITDA margin of 4.3% vs. 1.7% in H1 of FY24 and vs. 2.3% in H2 of FY23

FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS ENDED JUNE 30, 2024

•	Net sales increase to €840.9 million, a 9.8% growth from €766.0 in fiscal year 2023
•	GMV growth of 7.1% to €913.6 million, compared to €853.2 million in fiscal year 2023
•	Gross Profit margin of 45.7% compared to 49.6% in the prior year
•	Adjusted EBITDA of €25.8 million with an adjusted EBITDA margin of 3.1%
•	Positive profitability also at Adjusted operating income and Adjusted net income with €10.6 million and €7.7 million respectively

Q4 FY24 KEY BUSINESS HIGHLIGHTS

•	Highly impactful Top Customer events around the globe with several multi-day “money-can´t buy” experiences in partnership with luxury brands, including a 2-day Italian experience with Brunello Cucinelli at Lago d´Orta, a 2-day Italian summer experience with Dolce&Gabbana in Capri and a 2-day yacht cruise experience with Valentino in Nice
•	Launch of exclusive capsule collections and pre-launches in collaboration with Valentino, Brunello Cucinelli, Bottega Veneta, Saint Laurent, Loewe, Gucci and many more
•	Pop Up shopping experience of Mytheresa x Flamingo Estate in East Hampton in the United States attracting over 6,000 registered guests over eight weeks, building a community for luxury enthusiasts
•	Successful ramp-up of operations at Leipzig warehouse with more than 80% of all customer orders processed at the end of July; decision taken to close warehouse in Heimstetten to further improve customer satisfaction and increase efficiencies

For the full fiscal year ending June 30, 2025, we expect:

•	GMV and Net Sales growth in the range of 7% to 13%
•	Adjusted EBITDA margin in the range of 3% and 5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its fourth quarter and full fiscal year 2024 financial results on September 12, 2024 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (800) 715-9871 (USA). The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on September 12, 2024, through September 19, 2024, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €913.6 million GMV in fiscal year 2024 (+7% vs. FY23).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended				Twelve months Ended
	June 30, 2023	June 30, 2024	Change in % / BPs		June 30, 2023	June 30, 2024	Change in % / BPs
(in millions)
Gross Merchandise Value (GMV) (1)	€221.9	€239.3	7.8%		€853.2	€913.6	7.1%
Active customer (LTM in thousands) (2)	856	852	(0.5)%		856	852	(0.5)%
Total orders shipped (LTM in thousands) (2)	2,012	2,090	3.9%		2,012	2,090	3.9%
Average order value (LTM) (2)	654	703	7.4%		654	703	7.4%
Net sales	€203.4	€223.2	9.7%		€766.0	€840.9	9.8%
Gross profit	€99.5	€105.8	6.3%		€380.0	€384.5	1.2%
Gross profit margin	48.9%	47.4%	(150	)BPs	49.6%	45.7%	(390	)BPs
Operating Income (loss)	€(2.6)	€(1.6)	(39.5)%		€(8.7)	€(22.0)	152.9%
Operating Income (loss) margin	(1.3)%	(0.7)%	60	BPs	(1.1)%	(2.6)%	(150	)BPs
Net loss	€(5.4)	€(3.6)	(32.7)%		€(17.0)	€(24.9)	46.4%
Net loss margin	(2.6)%	(1.6)%	100	BPs	(2.2)%	(3.0)%	(80	)BPs
Adjusted EBITDA(3)	€7.0	€10.6	50.7%		€38.4	€25.8	(32.8)%
Adjusted EBITDA margin(3)	3.5%	4.7%	120	BPs	5.0%	3.1%	(190	)BPs
Adjusted Operating Income(3)	€3.9	€6.5	68.9%		€26.8	€10.6	(60.3)%
Adjusted Operating Income margin(3)	1.9%	2.9%	100	BPs	3.5%	1.3%	(220	)BPs
Adjusted Net Income(3)	€1.1	€4.5	295.3%		€18.4	€7.7	(58.4)%
Adjusted Net Income margin(3)	0.6%	2.0%	140	BPs	2.4%	0.9%	(150	)BPs

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income (loss) to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income and net income (loss) to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended				Twelve months Ended
	June 30, 2023	June 30, 2024	Change in %		June 30, 2023	June 30, 2024	Change in %
(in millions)
Net loss	€(5.4)	€(3.6)	(32.7)%		€(17.0)	€(24.9)	46.4%
Finance (income) expenses, net	€1.0	€1.3	33.9%		€2.5	€4.8	94.0%
Income tax expense	€1.8	€0.7	(58.8)%		€5.9	€(1.8)	(130.9)%
Depreciation and amortization	€3.2	€4.1	28.6%		€11.7	€15.2	30.5%
thereof depreciation of right-of use assets	€2.4	€2.4	0.4%		€8.5	€9.5	11.8%
EBITDA	€0.5	€2.5	365.1%		€3.0	€(6.7)	(327.1)%
Other transaction-related, certain legal and other expenses (3)	€1.8	€3.9	120.4%		€5.4	€14.1	158.6%
Share-based compensation(4)	€4.7	€4.2	(11.2)%		€30.0	€18.5	(38.4)%
Adjusted EBITDA	€7.0	€10.6	50.7%		€38.4	€25.8	(32.8)%

Reconciliation to Adjusted EBITDA Margin
Net Sales	€203.4	€223.2	9.7%		€766.0	€840.9	9.8%
Adjusted EBITDA margin	3.5%	4.7%	120	BPs	5.0%	3.1%	(190	)BPs

	Three Months Ended				Twelve months Ended
	June 30, 2023	June 30, 2024	Change in %		June 30, 2023	June 30, 2024	Change in %
(in millions)
Operating Income (loss)	€(2.6)	€(1.6)	(39.5)%		€(8.7)	€(22.0)	152.9%
Other transaction-related, certain legal and other expenses (1)	€1.8	€3.9	120.4%		€5.4	€14.1	158.6%
Share-based compensation(2)	€4.7	€4.2	(11.2)%		€30.0	€18.5	(38.4)%
Adjusted Operating Income	€3.9	€6.5	68.9%		€26.8	€10.6	(60.3)%

Reconciliation to Adjusted Operating Income Margin
Net Sales	€203.4	€223.2	9.7%		€766.0	€840.9	9.8%
Adjusted Operating Income margin	1.9%	2.9%	100	BPs	3.5%	1.3%	(220	)BPs

	Three Months Ended				Twelve months Ended
	June 30, 2023	June 30, 2024	Change in %		June 30, 2023	June 30, 2024	Change in %
(in millions)
Net loss	€(5.4)	€(3.6)	(32.7)%		€(17.0)	€(24.9)	46.4%
Other transaction-related, certain legal and other expenses (1)	€1.8	€3.9	120.4%		€5.4	€14.1	158.6%
Share-based compensation(2)	€4.7	€4.2	(11.2)%		€30.0	€18.5	(38.4)%
Adjusted Net Income	€1.1	€4.5	295.3%		€18.4	€7.7	(58.4)%

Reconciliation to Adjusted Net Income Margin
Net Sales	€203.4	€223.2	9.7%		€766.0	€840.9	9.8%
Adjusted Net Income margin	0.6%	2.0%	140	BPs	2.4%	0.9%	(150	)BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central distribution center in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. We do not consider share-based compensation expense to be indicative of our core operating performance.

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Twelve months Ended
(in € thousands)	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Net sales	203,401	223,188	766,003	840,852
Cost of sales, exclusive of depreciation and amortization	(103,870)	(117,357)	(386,027)	(456,320)
Gross profit	99,531	105,831	379,976	384,532
Shipping and payment cost	(30,975)	(35,426)	(114,785)	(135,547)
Marketing expenses	(32,116)	(26,461)	(112,001)	(96,708)
Selling, general and administrative expenses	(34,769)	(41,728)	(147,691)	(159,292)
Depreciation and amortization	(3,173)	(4,081)	(11,653)	(15,205)
Other income (loss), net	(1,137)	268	(2,527)	267
Operating income (loss)	(2,639)	(1,598)	(8,682)	(21,953)
Finance income	13	1	358	5
Finance costs	(972)	(1,285)	(2,818)	(4,777)
Finance income (costs), net	(959)	(1,284)	(2,460)	(4,772)
Income before income taxes	(3,598)	(2,881)	(11,142)	(26,725)
Income tax expense	(1,755)	(722)	(5,877)	1,814
Net loss	(5,353)	(3,604)	(17,019)	(24,911)
Foreign currency translation	(35)	(0)	(19)	(13)
Other comprehensive income (loss)	(793)	347	(19)	(13)
Comprehensive loss	(6,146)	(3,257)	(17,038)	(24,923)

Basic and diluted earnings per share	€(0.06)	€(0.04)	€(0.20)	€(0.29)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.6	86.8	86.6	86.8

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 27 in our annual report.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2023	June 30, 2024
Assets
Non-current assets
Intangible assets and goodwill	155,283	154,951
Property and equipment	37,227	43,653
Right-of-use assets	54,797	45,468
Deferred tax assets	59	1,999
Other non-current assets	6,573	7,572
Total non-current assets	253,939	253,643
Current assets
Inventories	360,262	370,635
Trade and other receivables	7,521	11,819
Other assets	42,113	45,306
Cash and cash equivalents	30,136	15,107
Total current assets	440,032	442,867
Total assets	693,970	696,511

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	529,775	546,913
Accumulated Deficit	(87,856)	(112,767)
Accumulated other comprehensive income	1,509	1,496
Total shareholders’ equity	443,429	435,643

Non-current liabilities
Provisions	2,646	2,789
Lease liabilities	49,518	40,483
Deferred income tax liabilities	296	12
Total non-current liabilities	52,459	43,284
Current liabilities
Tax liabilities	22,987	10,643
Lease liabilities	8,155	9,282
Contract liabilities	16,932	17,104
Trade and other payables	71,085	85,322
Other liabilities	78,924	95,235
Total current liabilities	198,083	217,585
Total liabilities	250,542	260,867
Total shareholders’ equity and liabilities	693,970	696,511

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2022	1	498,872	(70,837)	1,528	429,564
Net loss	-	-	(17,019)	-	(17,019)
Other comprehensive loss	-	-	-	(19)	(19)
Comprehensive loss	-	-	(17,019)	(19)	(17,038)
Share options exercised	-	1,077	-	-	1,077
Share-based compensation	-	29,882	-	-	29,882
Reclassification due to cash-settlement of Share-based compensation	-	(57)			(57)
Balance as of June 30, 2023	1	529,775	(87,856)	1,509	443,429

Balance as of July 1, 2023	1	529,775	(87,856)	1,509	443,429
Net loss	-	-	(24,911)	-	(24,911)
Other comprehensive loss	-	-	-	(13)	(13)
Comprehensive loss	-	-	(24,911)	(13)	(24,923)
Share-based compensation	-	18,508	-	-	18,508
Reclassification due to cash-settlement of Share-based compensation		(1,370)			(1,370)
Balance as of June 30, 2024	1	546,913	(112,767)	1,496	435,643

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

(Amounts in € thousands)

(in € thousands)	2023	2024
Net loss	(17,019)	(24,911)
Adjustments for
Depreciation and amortization	11,653	15,205
Finance (income) costs, net	2,460	4,772
Share-based compensation	29,963	18,370
Income tax expense	5,877	(1,814)
Change in operating assets and liabilities
(Increase) decrease in inventories	(130,118)	(10,374)
(Increase) decrease in trade and other receivables	755	(4,293)
Decrease (increase) in other assets	14,077	(3,609)
(Decrease) increase in other liabilities	4,047	15,022
Increase (decrease) in contract liabilities	3,287	172
Increase (decrease) in trade and other payables	25,886	14,233
Income taxes paid	(5,918)	(12,758)
Net cash provided by (used in) operating activities	(55,050)	10,015
Expenditure for property and equipment and intangible assets	(22,760)	(11,809)
Proceeds from sale of property and equipment	2	-
Net cash provided by (used in) investing activities	(22,758)	(11,809)
Interest paid	(2,460)	(5,352)
Proceeds from exercise of option awards	1,077	-
Lease payments	(4,059)	(7,925)
Net cash provided by (used in) financing activities	(5,442)	(13,277)
Net increase (decrease) in cash and cash equivalents	(83,250)	(15,071)
Cash and cash equivalents at the beginning of the period	113,507	30,136
Effects of exchange rate changes on cash and cash equivalents	(122)	42
Cash and cash equivalents at end of the period	30,135	15,107